November 2, 2006

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0305

RE:	Franklin Covey Co. (the Company)
Form 10-K for the year ended August 31, 2005
File No. 1-11107
Response to Commission Letter Dated November 1, 2006

Dear Ms. Cvrkel:

This letter is written in response to the Staff’s review of the Company’s Form 10-K for the year ended August 31, 2005 as outlined in the Commission’s letter dated June 26, 2006 and subsequent letters dated July 24, 2006, August 17, 2006 and November 1, 2006. The Company is providing the following additional information regarding the treatment of outstanding management stock loan shares in the Company’s calculation of earnings per share (EPS). The information presented in this response is designed to provide the Staff with additional information related to the Company’s conclusion regarding the income participation rights and the future classification and treatment of the management common stock loan shares in its EPS calculations.

Form 10-K for the year ended August 31, 2005

1.
We note from your response to our comment in your letter dated September 14, 2006, that in order to determine the EPS treatment of the loan program shares held in escrow, which was the result of the May 2006 modifications, you are in the process of determining the legal income participation rights of the management stock loan shares. Please provide us with your conclusions as to the EPS treatment of the shares held in escrow. As part of your response, please provide us with the details of your analysis and assumptions used in arriving at your conclusions.

Response: In order to determine the EPS treatment of loan program shares held in the escrow account, we requested the Company’s general outside counsel to complete a review of the legal income participation rights of the management stock loan shares. This review determined that the management loan shares held in the escrow account continue to have the same dividend and income participation rights as other common shareholders. Accordingly, the Company believes that the escrowed loan shares are participating securities as defined by EITF 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, Issue 2. According to EITF 03-06 Issue 2, a participating security is a security that may participate in undistributed earnings with common stock, whether that participation is conditional upon the occurrence of a specified event or not. Although EITF 03-06 Issue 2(a) specifically excludes stock-based compensation instruments subject to SFAS No. 123R, Share-Based Payment, the Company believes that the shares issued in the management stock loan program were non-compensatory, which is further supported by the May 2004 and fiscal 2006 modifications, whereby the loan participants are essentially prevented from receiving compensation income from the loan shares and the Company is virtually assured of never incurring any compensation cost related to the loans. In addition, we note that the FASB Staff has an exposure draft position that would require share-based awards that have nonforfeitable dividend rights to be considered as participating securities in the calculation of EPS.

As the loan shares held in escrow were determined to be participating securities as defined by EITF 03-06, the Company will include the management loan shares in its Basic EPS calculation because their rights to undistributed income continue to be the same as other common shareholders. Since the management stock loan shares do not have a clear contractual obligation to share in the losses of the Company (as defined by EITF 03-06), due to the favorable modifications made to the loan program in the past, the Company believes that the management loan shares should be considered outstanding for purposes of Basic EPS in periods of net income and excluded from Basic EPS in periods of net loss starting in the fourth quarter of fiscal 2006, which was the completion of the escrow agreement modification.

The Company is currently in the process of preparing its Form 10-K for the year ended August 31, 2006 and will include disclosure reflecting this treatment of management stock loan shares in the notes to the consolidated financial statements for the management stock loan and computation of EPS. Since the Company recognized net income available to common shareholders for the quarter and year ended August 31, 2006, the management common stock loan shares will be included in the calculation of Basic EPS.

Hopefully the supplemental information presented above is fully responsive to the Staff’s comment on the Company’s conclusion regarding the management stock loan shares in the calculation of Basic EPS. As previously mentioned in other response letters, the accounting for Company’s management stock loan program has been the subject of continuing dialogue and consultations with KPMG’s national Department of Professional Practice, who agrees with the accounting conclusions reached by the Company. Please contact me with any further questions that you may have regarding these matters.

Sincerely,

/s/ STEPHEN D. YOUNG

Stephen D. Young Chief Financial Officer